_______________________________________________________________________________

Astris Energi Inc. · 6-K · For 4/19/05, On 4/19/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: April 19, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
--------------------------------------------------------------------------------
(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada
--------------------------------------------------------------------------------
(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 4/19/05, On 4/19/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

The following are included in this report on Form 6-K:

Description:

Documents required to be filed in conjunction with an acquisition with the appropriate Canadian securities authorities have been attached hereto as Exhibits.

ASTRIS ENERGI INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1    Identity of Company

1.1 Name and Address of company

Astris Energi Inc. (“AEI”)
2175-6 Dunwin Drive,
Mississauga, Ontario, Canada
L5L 1X2

1.2 Executive Officer

Anthony Durkacz
Vice President Finance
Telephone: (905) 608-2000

Item 2    Details of Acquisition

2.1 Nature of Business Acquired

Astris s.r.o. has been engaged in fuel cell research and development since 1992. Its current research and development efforts are primarily focused on electrode technology to improve the electrochemical efficiency, durability and economy of alkaline fuel cells.  These research and development efforts have also been focused on reduction of production costs, improving product quality and consistency, and on identifying new features and innovations for future product development.

Astris s.r.o. owns land and an industrial building in the town of Vlasim (near Benesov) with approximately 8,000 square feet of manufacturing and office space on two floors. The building is situated on a 1.5 acre lot, allowing for future expansion, if necessary. During 2004, Astris s.r.o. acquired new equipment for the purpose of manufacturing alkaline fuel cells.

2.2 Date of Acquisition

January 27, 2005.

2.3 Consideration

The total value of the acquisition was $2,209,000 paid through the issuance of 5,000,000 common shares of AEI and 5,000,000 warrants of AEI to Macnor Corp. 2,500,000 common shares will be held in escrow until January 2, 2006.

The warrants entitle the holder, Macnor Corp. to exercise the warrants as follows: 2,000,000 at CDN$0.90; 2,000,000 at CDN$1.10 and 1,000,000 at CDN$1.30 expiring on January 27, 2008.

2.4 Effect on Financial Position

    The purchase has added significant assets to the consolidated entity, consisting mainly of approximately $600,000 in Capital assets and $1,500,000 in technology. There were minimal liabilities assumed.

2.5 Prior Valuations

Prior to this transaction, a Formal Valuation under Ontario Securities Commission Rule 61-501 setting out an Estimate of Fair Market Value of all of the shares of Astris s.r.o. was $5,250,000 as at June 30, 2004. The Formal Valuation was authored by Corporate Valuation Services Limited (“CVS”) and signed by its President James P. Catty, MA, CA, CPA, CFA, CBV, CFE on August 9, 2004. A hybrid market approach valuation methodology was used to Estimate the Fair Market Value. An Opinion of Fairness also authored by CVS and dated September 16, 2004 and updated on January 14, 2005, was delivered to an independent Special Committee of the Board of Directors of Astris Energi Inc.

2.6 Parties to Transaction

Prior to this transaction, Astris Energi Inc. owned a 30% minority interest in Astris s.r.o., which was organized under the laws of the Czech Republic. The remaining 70% interest in Astris s.r.o. was owned by Macnor Corp., an Ontario corporation that is wholly owned by Jiri K. Nor, an Executive Officer, Director and Shareholder of Astris Energi Inc.

Macnor Corp. transferred its 70% interest in Astris s.r.o. to 2062540 Ontario Inc., a wholly owned subsidiary of Astris Energi Inc.

2.7 Date of Report

April 19, 2005.

Item 3         Financial Statements

Schedule A       Audited Report for Astris s.r.o. for the Years Ended December 31, 2003 and 2004 from its Czech Auditor.
Schedule B        Pro forma unaudited consolidated Balance Sheet and Statement of Loss and Deficit of Astris Energi Inc. for the Year ended December 31, 2004, together with the auditors compilation report thereon.

Schedule A Part One

Audit Report of 2003

INDEPENDENT AUDIT REPORT
On annual final accounts as at 31st December 2003

Accounting entity:	ASTRIS, s.r.o.
Based in Benešov
Černoleská 1929
Company ID: 451 48 724

Accounting period:	1.1.2003 - 31.12.2003

Reviewed by:	auditor ing. Olga Němcová
Jiráskova 647,25601 Benešov u Prahy
No.of Decree 1486

Contents:	Introduction
The Scope of the Audit
Independent Audit Statement
A Letter to Accounting Entity Management

Reviewed Annexes:	Balance Sheet as at 31st December 2003
Profit and Loss Report as at 31st December 2003

Independent Audit Report

On annual final accounts audit as at 31st December 2003

I reviewed the enclosed final accounts of ASTRIS s.r.o., a company that is based in Benešov, Černoleská 1929. The audit was conducted as at 31st December 2003. A final accounts report was processed in a simplified extent. Statutory body of the accounting entity is responsible for processing final accounts and bookkeeping in a complete, conclusive and correct manner. My goal is to prepare a statement of these final accounts as a whole, based on the conducted audit. The audit does not exempt the statutory body of the accounting entity from responsibility.

The audit was conducted in accordance with law No.513/1991 of the Sb., business code as amended. Furthermore, the audit was conducted in harmony with law No.563/1991 of the Sb. on Accounting as amended, in harmony with regulations of Auditing Association of the Czech Republic. These regulations require the audit to be planned and conducted so that the auditor gains sufficient certainty that final accounts do not include major inaccuracies. The audit includes sampling review of amounts and information given in final accounts for completeness and conclusive evidence as well as consideration of correctness and appropriateness of accounting principles and significant estimations of the company and evaluation of overall presentation of the final accounts. I am convinced of the fact that the conducted audit provides sufficient basis for preparation of the statement.

My opinion is that the final accounts reflect truthfully and honestly the state of property, obligations and owned capital of ASTRIS s.r.o. as at 31st December 2003 and of annual trading account of 2003, in harmony with laws applicable in the Czech Republic. Owned capital of the company as at 31st December 2003 does not equal the registered capital, it is -1 348 323,83 CZK.

Annual statement is not subject to this review.

In Benešov on 14th February 2005

Ing. Olga Němcová
Auditor

Annexe 1 - A Letter Accounting Entity Management

Based on a contract, an independent auditor ing.Olga Němcová reviewed a state of bookkeeping, preparation of 2003 final accounts at ASTRIS s.r.o.

1. Company data

ASTRIS s.r.o. (hereinafter „Company“) was established on 11th May 1992 and was entered in the Commercial Register kept with the Municipal Commercial Court in Prague, Section C, insert 9449.

Registered capital of the Company foots up to CZK 100,000, -

Business partners are the following entities:

-30% is owned by ASTRIS INC, based in 318 Pinehurst Drive,
Oakville, Ontario
- 70% is owned by MACNOR CORP., based in 2175 Dunwin Drive, Suite 6
Ontario Canada

The Company deals in the following:

a)	Fuel cells, batteries and electrochemical cells of all types
b)	Electrochemistry, electronics and electro mechanics
c)	Non polluting energetic devices and systems, such as hydric systems
d)	Other related fields
            Statutory body of the Company

            Executive heads of the Company

            Mrs Ivana Šedová - since 8            th February 1995

            Mr ing.Radek Kotouček - since 7            th April 1995

            2. The subject of review, its scope and determination of responsibilities

            The subject of review was the state of bookkeeping of the Company, its internal guidelines, conduct of annual final accounts and preparation of final accounts so that they truthfully and honestly reflect the state of property, obligations and owned capital of the Company and economic results, costs and revenues.
            The auditor followed auditing rules of the Auditing Association of the Czech Republic that are issued as basic guidelines for execution of audits and are approved by the Council of the Auditing Association of the Czech Republic.

            When evaluating the state of bookkeeping of the Company, it was especially considered whether law No.563/1991 of the Sb on Accounting is adhered to as well as regulation No.500/2002 of the Sb that is used for implementation of some accounting regulations. It was further evaluated whether applicable regulations of Measures of the Ministry of Finance No.281/89 759/2001 are adhered to as well as other legal accounting and final accounts regulations.

            Accounting documents and accounting entries for a period of selected months were reviewed via sampling method with the aim at risk areas so that potential significant inaccuracies affecting completeness, conclusive evidence of accounting and accuracy of accounting were detected.

            The audit did not exempt the Company from responsibility for completeness, accuracy and formal correctness of accounting and preparation of documents used for processing of annual final accounts and for verification of the state of property and stocktaking obligations.

            3. Verification results

            3.1. Formal correctness of accounting verification of guidelines

            3.1.1. Methodical regulations applied within the Company

            The auditor evaluated individual methodological regulations that regulate bookkeeping under Company’s conditions.

            2003 final accounts were printed on forms the contents of which correspond to the contents of „Balance Sheet“ and „Profit and Loss Statement“ and „Final Accounts Appendices“ determined by regulation of the Ministry of Finance No.500/2002 of the Sb. Numeric data given in the final accounts were verified by the auditor.

            A chart of accounts of 2003 is in harmony with accounting system and includes all accounts necessary for entering accounting transactions in a detailed analytical classification. The chart of accounts was processed according to needs of the Company.

            The Company applies guidelines for accounting (evaluation of property, accrual, endowed cost finding, stocktaking, filing etc.) STEREO accounting software by JEŽEK Software company is used for accounting.

            3.1.2. Stocktaking

            Physical stocktaking was conducted as at 31st December 2003 and was supported with inventory records and inventory lists.
            Financial property inventory was supported with inventory records and bank statements as at 31st December 2003.
            Debts and liabilities inventory was supported with a list of individual items.
            Temporary assets and liabilities accounts were supported with a list of items.

            3.1.3. Evaluation of property

            Purchased stock is valued by cost price

            Purchased long-term property is valued by cost price obtained via own activity is valued in the amount of costs

            Financial property, claims and obligations are valued by nominal value

3.1.4.	Continuity of balance sheet between 2002 and 2003

            No differences were identified during verification of the link-up between closing balance sheet accounts as at 31st December 2002 and opening balance as at 1st January 2003.

                    Closing balances of balance sheet account as at 31st December 2002 were transferred to 2003 as opening balances as at 1st January 2003.
            Continuity of balance sheet was adhered to.

            3.2. Formal verification of accounting -balance sheet analysis

3.2.1.	Assets

3.2.1.1.	Long-term property

                    Overview of data related to long-term property is part of the accounting software used.              Property control reflects state, movement and depreciation of long-term property. These data are manually entered into books. Property control data correspond to accounting data.

            State of property as at 31st December 2003 was supported with stocktaking lists of property.

SU	Account Title	Balance of Account

		CZK Debit	CZK Credits

012	Intangible results of research and development	6 252 104,80
013	Software	1 797 406,00
021	Constructions	5 947 294,00
022	Independent movables and sets of movables	905 234,98
028	Small long-term property	401 642,89
031	Land	468 084,00
072	Accumulated depreciation - intangible
	results of research and development		1 837 364,00
073	Accumulated depreciation - software		1 736 906,00
081	Accumulated depreciation - constructions		198 244,00
082	Accumulated depreciation - independent
	movables and sets of movables		835 485,00
088	Accumulated depreciation - small long-term property		401 642,89

            -----------------------------------------------------------------------------------------------------------------

Total	15 771 766,67	5 009 641,89

            As at 31st December 2003, the amount of CZK 1 390 365,50, - - research costs was registered on the account 041200 - Acquisition of long-term intangible assets.

            In 2003, the Company finished a project called „Research and development of portable 2,4 kW fuel cell”. During 2003 and 2004, the Company was granted a subsidy in the amount of CZK 4 725 000, - from the Department of Industry and Trade. Company’s resources also covered development costs, which was in accordance with a decision of the Department. Total project-related costs footed up to CZK 10 506 814, -. In accordance with accounting methodology, the Company decreased cost price of intangible property by the subsidy - results of research and development. This property is valued at CZK 5 718 814, - (account No.012) in Company’s accounting.
            In 2003, the Company bought a building with land in Vlašim.

            3.2.1.2   Stock

                „B“ type is used for accounting of state and movement of material stock. By the end of the year, stock state is transferred on the basis of stocktaking.

                Stocktaking was conducted and is supported with an inventory list.
                As at 31st December 2003, closing state of stocks on the account 112 footed up to CZK 540 600, -

3.2.1.3.	Short-term investments

                Closing balance of currents liquid assets was supported with stocktaking, including lists of all states of balance in cash and statement of BÚ as at 31st December 2003.

211100	Box office CZK	9 702,00 CZK
213	Valuables-luncheon vouchers	15 960,00
221100	Bank account CZK	317 247,43
221300	Bank accounts CZK	67,61
221500	Foreign currency account	1 848,70

Total		344 825,74 CZK

            Current liquid assets of the Company were increased by CZK 187 284,78, - in 2003.

            3.2.1.4. Receivables

                Current receivables are registered in class 3 accounts. Their amount is supported with reconciliation of claims (purchase ledger and list).

            State of claims as at 31st December 2003

SU	311100	Customers	111 090,00 CZK
	314	Provided operational advances	46 223,47
	315	Other claims	149 098,39
	335	Employees claims	4 353,92
	341	Income tax	13 448,00
	343A	VAT	249 288,45
	345	Other taxes and fees	50,00
	378	Other claims	8 919,00
	388	Active conjectural accounts	600,00
Total			583 071,23 CZK

3.2.1.5.	Accrual

            As at 31st December 2003, temporal assets accounts make CZK 7 841,91, -. This amount is registered on accounts .381 and consists mainly of subscription to newspapers and specialised publications for 2004.

            3.2.2. Liabilities

3.2.2.1.	Obligations

            Current liabilities of the Company are registered in 3 class accounts:

            As at 31st December 2003, state of current liabilities was supported with reconciliation (purchase ledger and list)

            Long-term liabilities overview as at 31st December 2003

AU	321100	Suppliers	102 912,12 CZK
	321200	Foreign suppliers	3 801 327,98
	321300	Foreign suppliers - USD	176 476,86
	324100	Accepted advance payments	2 742 105,97
	324200	Advance on services	600,00
	333	Other employees obligations	3 250,00
	389	Passive conjectural accounts	42 035,04

Total			3 868 707,97 CZK

            Long-term liabilities are registered on accounts 479. It concerns loans granted by parent companies at the amount of CZK 7 984, -. Loans were granted in relation to the acquisition of real estate and research project realisation.

3.2.2.2.	Reserves

            In 2003, the Company did not build up nor utilised any reserves.

3.2.2.3.	Owned capital

            As at 31st December 2003, the Company 411100 account balance amounted to CZK 100 000, 00, -, which was in harmony with the entry in business register.

            The owned capital of the Company amounted to CZK - 1 348 323,83, -.

            Other Accounts:

SU	421100	Legal reserve funds	22 928,00 CZK	C
	428	Retained profit from previous years	373 515,47	C
	429	Retained loss from previous years	2 217 386,19	DB
	431	Economic results of 2003 In permit procedure	282 618,89 CZK	C

            Wage register is kept in STEREO software. Once pet month, information contained in the wage register is re-accounted with accounting document. The information included in the wage register is related to accounting information.

3.	Conclusion

            In my opinion, 2003 final accounts of ASTRIS s.r.o. that were processed in a simplified extent reflect truthfully and honestly the state of property, obligations and claims of the Company. Books of the Company are kept in accordance with legal regulation, especially the Accounting Act and in accordance with accounting procedures applicable to entrepreneurs. In 2003, the Company increased the value of its assets by CZK 8 108, -. Costs due to acquisition of property were covered by the increase in obligations to own parent companies. This especially concerns long-term loans and common business obligations. Obligations to others suppliers are duly settled by the Company.
            Owned capital of the Company amounts to minus, CZK - 1 348 323,83, -. The expected economic result of 2004 has the potential of covering undistributed losses of the previous years so that owned capital of the Company will amount to at least the registered capital of the Company entered in the Business register.

            In Benešov on 14th February 2005

            ………………………………..
            Ing. Olga Němcová
            Auditor No.of Decree 1486

            Schedule A Part Two

            Audit Report of 2004

            INDEPENDENT AUDIT REPORT
            On annual final accounts as at 31st December 2004

Accounting entity:	ASTRIS, s.r.o.
Based in Benešov
Černoleská 1929
Company ID: 451 48 724

Accounting period:	1.1.2004 - 31.12.2004

Reviewed by:	auditor ing. Olga Němcová
Jiráskova 647,25601 Benešov u Prahy
No.of Decree 1486

Contents:	Introduction
The Scope of the Audit
Independent Audit Statement
A Letter to Accounting Entity Management

Reviewed Annexes:	Balance Sheet as at 31st December 2004
Profit and Loss Report as at 31st December 2004
Final Accounts Annexe as at 31st December 2004

            Independent Audit Report

            On annual final accounts audit as at 31st December 2004

            I reviewed the enclosed final accounts of ASTRIS s.r.o., a company that is based in Benešov, Černoleská 1929. The audit was conducted as at 31st December 2004. Statutory body of the accounting entity is responsible for processing final accounts and bookkeeping in a complete, conclusive and correct manner. My goal is to prepare a statement of these final accounts as a whole, based on the conducted audit. The audit does not exempt the statutory body of the accounting entity from responsibility.

            The audit was conducted in accordance with law No.513/1991 of the Sb., business code as amended. Furthermore, the audit was conducted in harmony with law No.563/1991 of the Sb. on Accounting as amended, law No.254/1991 of the Sb.on auditors and Auditing Association of the Czech Republic, in harmony with regulations of Auditing Association of the Czech Republic. These regulations require the audit to be planned and conducted so that the auditor gains sufficient certainty that final accounts do not include major inaccuracies. The audit includes sampling review of amounts and information given in final accounts for completeness and conclusive evidence as well as consideration of correctness and appropriateness of accounting principles and significant estimations of the company and evaluation of overall presentation of the final accounts. I am convinced of the fact that the conducted audit provides sufficient basis for preparation of the statement.

            My opinion is that the final accounts reflect truthfully and honestly the state of property, obligations and owned capital of ASTRIS s.r.o. as at 31st December 2004 and of annual trading account of 2004, in harmony with laws applicable in the Czech Republic.

            Annual statement is not subject to this review.

            In Benešov 20th February 2005

            ………………………………….
            Ing. Olga Němcová
            Auditor

            Annexe 1 - A Letter to Accounting Entity Management

            Based on a contract, an independent auditor ing.Olga Němcová reviewed a state of bookkeeping, preparation of 2004 final accounts at ASTRIS s.r.o.

            1. Company data

            ASTRIS s.r.o. (hereinafter „Company“) was established on 11th May 1992 and was entered in the Commercial Register kept with the Municipal Commercial Court in Prague, Section C, insert 9449.

            Registered capital of the Company foots up to CZK 100,000, -

            Business partners are the following entities:

            -30% is owned by ASTRIS INC, based in 318 Pinehurst Drive,
            Oakville, Ontario
            -70% is owned by MACNOR CORP., based in 2175 Dunwin Drive, Suite 6
            Ontario Canada

            The Company deals in the following:

•	Production of chemical products (battery fuel cells and electrochemical cells of all types)
•	Research, development, production, marketing, expert, leasing and commercial activities related to production technology and equipment and system in the following branches:
            a) Fuel cells, batteries and electrochemical cells of all types
            b) Electrochemistry, electronics and electro mechanics
            c) Non polluting energetic devices and systems, such as hydric systems
            d) Other related fields
            • Research and development in the areas of natural and technical sciences or social sciences
            • Commercial activity - Article 33a, including leasing sales in the scope of Article 25ŽZ
            • Production of electric machines and devices and electric equipment
            • Production of low voltage distributors, batteries, cables and conductors

            Statutory body of the Company

            Executive heads of the Company
•	Mrs Ivana Šedová - since 8th February 1995
•	Mr ing.Radek Kotouček - since 7th April 1995

            2.             The subject of review, its scope and determination of responsibilities

            The subject of review was the state of bookkeeping of the Company, its internal guidelines, conduct of annual final accounts and preparation of final accounts so that they truthfully and honestly reflect the state of property, obligations and owned capital of the Company and economic results, costs and revenues.
            The auditor followed auditing rules of the Auditing Association of the Czech Republic that are issued as basic guidelines for execution of audits and are approved by the Council of the Auditing Association of the Czech Republic.

            When evaluating the state of bookkeeping of the Company, it was especially considered whether law No.563/1991 of the Sb on Accounting is adhered to as well as regulation No.500/2002 of the Sb that is used for implementation of some accounting regulations. It was further evaluated whether applicable regulations of Measures of the Ministry of Finance No.281/89 759/2001 are adhered to as well as other legal accounting and final accounts regulations.

            Accounting documents and accounting entries for a period of selected months were reviewed via sampling method with the aim at risk areas so that potential significant inaccuracies affecting completeness, conclusive evidence of accounting and accuracy of accounting were detected.

            The audit does not exempt the Company from responsibility for completeness, accuracy and formal correctness of accounting and preparation of documents used for processing of annual final accounts and for verification of the state of property and stocktaking obligations.

            3. Verification results

            3.1. Formal correctness of accounting verification of guidelines

            3.1.1.    Methodical regulations applied within the Company

                    The auditor evaluated individual methodological regulations that regulate bookkeeping under Company’s conditions.

                    2004 final accounts were printed on forms the contents of which correspond to the contents of „Balance Sheet“ and „Profit and Loss Statement“ and „Final Accounts Appendices“ determined by regulation of the Ministry of Finance No.500/2002 of the Sb. Numeric data given in the final accounts were verified by the auditor.

                    A chart of accounts of 2004 is in harmony with accounting system and includes all accounts necessary for entering accounting transactions in a detailed analytical classification. The chart of accounts was processed according to needs of the Company.

                    The Company applies guidelines for accounting (evaluation of property, accrual, endowed cost finding, stocktaking, filing etc.)

                    STEREO accounting software by JEŽEK Software company is used for accounting.

            3.1.2.    Stocktaking

                    Physical stocktaking was conducted as at 31            st December 2004 and was supported with inventory records and inventory lists.

                    Financial property inventory was supported with inventory records and bank statements as at 31            st December 2004.

                    Debts and liabilities inventory was supported with a list of individual items.

                    Temporary assets and liabilities accounts were supported with a list of items.

            3.1.3.    Evaluation of property
                    Purchased stock is valued by cost price

                    Purchased long-term property is valued by cost price obtained via own activity is valued in the amount of costs

                    Financial property, claims and obligations are valued by nominal value

3.1.4.	Continuity of balance sheet between 2003 and 2004

                    No differences were identified during verification of the link-up between closing balance sheet accounts as at 31st December 2003 and opening balance as at 1st January 2004.

                    Closing balances of balance sheet account as at 31            st December 2003 were transferred to 2004 as opening balances as at 1st January 2004.

                    Continuity of balance sheet was adhered to.

            3.2. Formal verification of accounting -balance sheet analysis
3.2.1.	Assets

3.2.1.1.	Long-term property

               Overview of data related to long-term property is part of the accounting software used. Property control reflects state, movement and depreciation of long-term property. These data are manually entered into books. Property control data correspond to accounting data.

            State of property as at 31st December 2004 was supported with stocktaking lists of property.

SU	Account Title	Balance of Account

		CZK Debit	CZK Credits

012	Intangible results of research and development	7 642 470,30
013	Software	1 797 406,00
021	Constructions	6 461 155,00
022	Independent movables and sets of movables	3 274 345,98
028	Small long-term property	401 642,89
031	Land	468 084,00
072	Accumulated depreciation - intangible
	results of research and development		3 566 800,00
073	Accumulated depreciation - software		1 797 406,00
081	Accumulated depreciation - constructions		615 772,00
082	Accumulated depreciation - independent
	movables and sets of movables		1 234 980,00
088	Accumulated depreciation - small long-term property		401 642,89

Total		20 045 104,17	7 616 600,89

            In 2004, the Company put to use long-term property in the amount of CZK 4 273 337,50, -. This concerned especially laboratory equipment.

            3.2.1.2     Stock

                    „B“ type is used for accounting of state and movement of material stock. By the end of the year, stock state is transferred on the basis of stocktaking.

                    Stocktaking was conducted and is supported with an inventory list.

                    As at 31st December 2004, closing state of stocks on the account 112 footed up to CZK 57 171, -

3.2.1.3.	Short-term investments

            Closing balance of currents liquid assets was supported with stocktaking, including lists of all states of balance in cash and statement of BÚ as at 31st December 2004.

211100	Box office CZK	20 558,50 CZK
213	Valuables-luncheon vouchers	26 250,00
221100	Bank account CZK	33 286,23
221300	Bank accounts CZK	0,00
221500	Foreign currency account	1 545 336,48

Total		1 625 431,21 CZK

            In 2004, current liquid assets of the Company were increased by CZK 1 280 605,47, -

            3.2.1.4.     Receivables

                    Current receivables are registered in class 3 accounts. Their amount is supported with reconciliation of claims (purchase ledger and list).

            State of claims as at 31st December 2004

SU	311100	Customers	0,00 CZK
	314	Provided operational advances	339 925,00
	315	Other claims	0,00
	335	Employees claims	2 700,00
	343	VAT	428 799,30
	345	Other taxes and fees	50,00
	378	Other claims	0,00
	388	Active conjectural accounts	0,00
Total			771 474,30 CZK

            3.2.1.5.                Accrual

                                As at 31st December 2004, temporal assets accounts make CZK 341 035,72, - This amount is registered on accounts 381 and consists mainly of subscription to newspapers and specialised publications, insurance and accrual distribution of costs for acquisition of small long-term property.

            3.2.2.    Liabilities

3.2.2.1.	Obligations

            Current liabilities of the Company are registered in 3 class accounts:

            As at 31            st December 2004, state of current liabilities was supported with reconciliation (purchase ledger and list)

            Short-term liabilities overview as at 31st December 2004

AU	321100	Suppliers	171 682,31 CZK
	321200	Foreign suppliers	3 646 580,50
	321300	Foreign suppliers - USD	0,00
	324100	Accepted advance payments	5 295 616,69
	324200	Advance on services	0,00
	331	Employees	4 050,00
	333	Other employees obligations	133 053,00
	336	Social security scheme and health insurance
		settlement	115 377,00
	341	Income tax	49 272,00
	342100	Dependent activity tax	30 797,00
	342200	Special rate tax	750,00
	379	Other obligations	5 765,00
	389	Passive conjectural accounts	121 667,91

Total			9 574 611,41 CZK

            In 2004, short-term liabilities were increased by CZK 2 705 903,44.

            Long-term liabilities are registered on accounts 479. It concerns loans granted by parent companies at the amount of CZK 5 567 100. Loans were granted in relation to the acquisition of real estate and research project realisation in 2002 and 2003. In 2004, the amount of long-term liabilities was decreased by CZK 2 416 900, -

3.2.2.2.	Reserves

                    In 2004, the Company did not build up nor utilised any reserves.
3.2.2.3.	Owned capital

                    As at 31st December 2004, the Company 411 account balance amounted to CZK 100 000, 00, -, which was in harmony with the entry in business register.

                    The owned capital of the Company amounted to CZK 82 034,58, -

            Other Accounts:

SU	421100	Legal reserve funds	22 928,00 CZK	C
	428	Retained profit from previous years	373 515,47	C
	429	Retained loss from previous years	2 217 386,19	DB
	431	Economic results in permit procedure of 2003	282 618,89	C

		of 2004	1 430 358,41	C

            In 2004, 2003 final accounts were not approved by general meeting of the Company and distribution of 2003 profit was approved in 2005 therefore it was retained on an account 431.

            Wage register is kept in STEREO software. Once a month, information contained in the wage register is re-accounted with accounting document. The information included in the wage register is related to accounting information.
4.	Events after final accounts deadline

            Recently, business partner have been negotiating about business share transaction.

5.	Conclusion

            In my opinion, 2004 final accounts of ASTRIS s.r.o. reflect truthfully and honestly the state of property, obligations and claims of the Company. Books of the Company are kept in accordance with legal regulation, especially the Accounting Act and in accordance with accounting procedures applicable to entrepreneurs. In 2004, the Company increased owned capital by CZK 1 430 thousands. Recently, it foots up to 82 % of Company’s registered capital.

            In Benešov 20th February 2005

                                                Ing. Olga Němcová
            Auditor No.of Decree 1486

            SCHEDULE B

            ASTRIS ENERGI INC.
            PROFORMA UNAUDITED CONSOLIDATED
            BALANCE SHEET AND STATEMENT OF LOSS
            FOR THE YEAR ENDED DECEMBER 31, 2004

            ALL AMOUNTS ARE IN CANADIAN DOLLARS

Pro-Forma Consolidated Balance Sheet as at December 31, 2004

Assets
Current	$569,027
Property and equipment	607,010
Technology	1,520,847

$2,696,884

Liabilities
Current	$288,282

Shareholders’ Equity
Share capital	8,090,419
Contributed surplus	3,270,647
Deficit	(8,952,464)

2,408,602

$2,696,884

Pro-Forma Consolidated Statement of Loss for the Year Ended December 31, 2004

Revenue	$122,974

Expenses
Subcontract	954,344
General and administrative	2,195,430
Interest expense	7,000
Professional fees	243,077
Amortization	153,166

3,553,017

Net loss for the year	($3,430,043)

            To the Shareholders of
            Astris Energi Inc.

            We have read the accompanying unaudited pro forma consolidated balance sheet of Astris Energi Inc. as at December 31, 2004 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2004, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Astris Energi Inc.” to the audited consolidated financial statements of Astris Energi Inc. as at December 31, 2004, and found them to be in agreement.

2.
            Compared the figures in the columns captioned “Astris S.R.O.” to the financial statement of Astris S.R.O. as at December 31, 2004, and found them to be in agreement. The financial statements for Astris S.R.O. were audited by an auditor in the Czech Republic. We performed no assurance work on the financial statements of Astris S.R.O.

3.	Made enquiries of certain officials of Astris Energi Inc. who have responsibility for financial and account matters about:

            (a) The basis for determination of the pro forma adjustments; and

(b)	Whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the Ontario Securities Commission.

            The officials:

(a)	Described to us the basis for determination of the pro forma adjustments;

(b)	Stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the Ontario Securities Commission.

4.
            Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Astris Energi Inc.” and “Astris S.R.O.” as at December 31, 2004 and for the year then ended and found the amounts in the column captioned “Pro Forma Adjustments” to be arithmetically correct.

            A pro forma financial statement is based on management’s assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore, make no representations about the sufficiency of the procedures for the purposes of a reader of such statements.

            Danziger & Hochman
            Chartered Accountants
            April 11, 2005
            Toronto, Ontario